SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 1) *

China SLP Filtration Technology, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number)

Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 16950F102	13D	Page 1 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bestyield Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16950F102	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jie Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16950F102	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Proudlead Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16950F102	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Law Wawai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16950F102	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pilot Link International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16950F102	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yang Wei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16950F102	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li Shiyi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16950F102	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) High Swift Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16950F102	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ms. Han Hung Yuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16950F102	13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li Jun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16950F102	13D	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newise Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16950F102	13D	Page 12 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Song Huaying
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16950F102	13D	Page 13 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,099,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,099,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,099,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16950F102	13D	Page 14 of 18 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.001 par value per share (the “Common Stock”), of China SLP Filtration Technology, Inc. a Delaware corporation (formerly known as Perpetual Technologies, Inc.) (the “Company”).

The principal executive offices of the Company are located at Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC.

Item 2. Identity and Background.

(a)           The Statement is jointly filed by the following persons as members of a group (the “Reporting Persons”):
•	Bestyield Group Limited, and its controlling stockholder, Mr. Jie Li;
•	Proudlead Limited, and its controlling stockholder, Mr. Law Wawai;
•	Pilot Link International Limited, and its controlling stockholders Ms. Yang Wei and Mr. Lu Shiyi;
•	High Swift Limited, and its controlling stockholder, Ms. Han Hung Yuk;
•	Newise Holdings Limited, and its controlling stockholder, Li Jun; and
•	China Investment Management, Inc. and its controlling stockholder Song Huaying.

On December 28, 2010, each of the Reporting Persons entered into a group agreement relating to the holding of the shares of Common Stock.   Accordingly, this Statement amends the Schedule 13Ds filed by (i) Proudlead Limited and Mr. Law Wawai on March 4, 2010 (ii) Newise Holdings Limited and Li Jun on March 4, 2010; (iii) Pilot Link International Limited, Ms. Yang Wei and Mr. Lu Shiyi on March 4, 2010; (iv) Bestyield Group Limited and Mr. Jie Li March 5, 2010; and (iv) High Swift Limited and Ms. Han Hung Yuk on March 11, 2011.

(b) (c) (f)               Each of the above entities is a British Virgin Islands company  whose business address is PO Box 957 Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.  Each of the above individuals is a citizen of the People’s Republic of China whose business address is c/o Shishan Industrial Park Nanhai District Foshan City Guangdong Province, PRC.

(d)           During the last five years, none of the Reporting Persons nor any person set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons nor any person set forth on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws

(f)           See (c) above.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of those Reporting Persons which are entities as of the date hereof.

CUSIP No. 16950F102	13D	Page 15 of 18 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

On February 12, 2010, the Company entered into a share exchange agreement with the owners of all of the outstanding shares of Hong Hui Holdings Limited, a British Virgin Islands company.   Under the terms of the share exchange agreement on February 12, 2010 the Company issued to the former Hong Hui stockholders a total of 14,510,204 shares of Common Stock in exchange for all of the outstanding shares of Hong Hui.  As a result of the share exchange, or reverse merger, Hong Hui became a wholly-owned subsidiary of the Company.  Each of the Reporting Persons who are entities was as shareholder of Hong Hui and received its shares in connection with the reverse merger.  When the Company acquired direct control of Hong Hui in the reverse merger, the Company acquired indirect control of Foshan SLP Special Materials Co. Ltd, a PRC company, as Foshan is a wholly-owned subsidiary of Technic International Inc., a Hong Kong company which is a wholly-owned subsidiary of Hong Hui.

Item 4.   Purpose of Transaction.

As described in Item 3 above, the Reporting Persons acquired the shares in connection with a reverse merger.

Immediately prior to the reverse merger, 97.23% of the then outstanding shares of Common Stock held by a number of the Company’s then shareholders were surrendered for cancellation in exchange for $40,000 in cash paid by one of the Company’s former directors.  At that time the Company’s former directors, Seth Winterton and Joseph Nemelka resigned and appointed Jie Li and Chris Bickel as the Company’s directors.  The new board appointed Li Jun as a director, Jie Li as chief executive officer, Law Wawai as president of sales and a director, Shijun Zeng, chief technology officer and Yang Wei as secretary.

On February 12, 2010, the Company’s new board of directors approved (i) the a 1 for 5 reverse stock split and (ii) the change of the Company’s name from Perpetual Technologies, Inc. to China Filtration Technology, Inc.  Stockholders holding shares representing a majority of the votes entitled to be cast at a shareholders’ meeting consented in writing to these actions.

On February 18, 2010, the Company filed an information statement on Schedule 14C relating to the reverse split and the proposed name change. The reverse split became effective on March 24, 2010 upon filing of a certificate of amendment to the certificate of incorporation with the Secretary of State for the State of Delaware.

On April 22, 2010, the Company’s new board of directors approved a change of the Company’s name from China Filtration Technology, Inc. to China SLP Filtration Technology, Inc.

On May 6, 2010, the Company filed an information statement on Schedule 14C relating to the proposed name change. The name change became effective on June 1, 2010.

CUSIP No. 16950F102	13D	Page 16 of 18 Pages

Except as set forth herein, none of the Reporting Persons has any other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right, to acquire or dispose of shares of common stock, from time to time, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 16950F102	13D	Page 17 of 18 Pages

Item 5.   Interest in Securities of the Company.

(a) – (b) As of the date hereof, the Reporting Persons beneficially own an aggregate of 14,099,081 shares of Common Stock as set forth below.   Each of the Reporting Persons has shared voting and dispositive power with respect to the shares.

Name	Number of Share Beneficially Owned
Bestyield Group Limited (and its controlling stockholder, Mr. Jie Li)	4,353,061
Proudlead Limited (and its controlling stockholder, Mr. Law Wawai)	4,353,061
High Swift Limited (and its controlling stockholder, Mr. Han Hung Yuk)	1,088,265
Pilot Link International Limited (and its controlling stockholders Ms. Yang Wei and Mr. Lu Shiyi)	1,668,673
Newise Holdings Limited (and its controlling stockholder, Li Jun)	1,910,511
China Investment Management, Inc. (and its controlling stockholder Song Huaying)	725,510
Total	14,099,081

To the knowledge of each of the Reporting Persons, except as disclosed in this Statement, no other shares of Common Stock are beneficially owned by any of the persons identified in Schedule A attached hereto.

(c)   To the knowledge of each of the Reporting Persons, except as set forth herein, no transactions in the Common Stock were effected during the last sixty days by any person named pursuant to Item 2 above.

(d)   To the knowledge of each of the Reporting Persons, no person other than each stockholder has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the Common Stock.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

On December 28 2010, the Reporting Persons entered into a Group Agreement pursuant to which the parties agreed to (i) coordinate their actions with respect to any discussions with the Company regarding the Company's assets, business, capitalization, financial condition or operations and (ii) generally consult with each other regarding all purchases and sales of securities of the Company by their affiliates. A copy of the Group Agreement is filed herewith as Exhibit B.

Item 7.  Material to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

1.	Share Exchange Agreement, dated as of February 12, 2010 between the Company, Hong Hui Holding Limited and the former stockholders of Hong Hui.*

2.
Joint Filing Agreement dated as of December 28, 2010 by and among Bestyield Group Limited, Mr. Jie Li, Proudlead Limited, Mr. Law Wawai, Pilot Link International Limited, Ms. Yang Wei, Mr. Li Shiyi, High Swift Limited, Mr. Han Hung Yuk, Newise Holdings Limited, Mr. Li Jun China Investment Management Limited and Song Huaying.

3.
Group Agreement dated as of December 28, 2010 by and among Bestyield Group Limited, Mr. Jie Li, Proudlead Limited, Mr. Law Wawai, Pilot Link International Limited, Ms. Yang Wei, Mr. Li Shiyi, High Swift Limited, Mr. Han Hung Yuk, Newise Holdings Limited, Mr. Li Jun China Investment Management Limited and Song Huaying.

* Incorporated by reference to the exhibits to the Company’s Current Report of Form 8-K, filed with the SEC on February 12, 2010.

CUSIP No. 16950F102	13D	Page 18 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December28, 2010

/s/ Jie Li
Name: Jie Li

Bestyield Group Limited

By:	/s/ Jie Li
Name: Jie Li

/s/ Law Wawai
Law Wawai

Proudlead Limited

By:	/s/ Law Wawai
Name: Law Wawai

/s/ Yang Wei
Yang Wei

/s/ Li Shiyi
Li Shiyi

Pilot Link International Limited

By:	/s/ Li Shiyi
Name: Li Shiyi

/s/ Han Hung Yuk
Han Hung Yuk

High Swift Limited

By:	/s/Han Hung Yuk
Name: Han Hung Yuk

/s/ Li Jun
Li Jun

Newise Holdings Limited

By:	/s/ Li Jun
Name: Li Jun

/s/ Song Huaying
Song Huaying

China Investment Management, Inc.

By:	/s/Song Huaying
Name: Song Huaying

Schedule A

Directors, Executive Officers and Controlling Persons of the Reporting Persons which are entities.

The following sets forth the name, business address and present principal occupation or employment of each director and executive officer or controlling person of each the Reporting Persons which are entities.  Except as indicated below, the business address of each person is c/o China SLP Filtration Technology, Inc., Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC.

Bestyield Group Limited
Jie Li is the sole officer, director and controlling person of Bestyield.
Mr. Ji Lie is the CEO of the Company.

Proudlead Limited
Mr. Law Wawai is the sole officer, director and controlling person of Proudlead Limited
Law Wawai is the Company’s president of sales.

High Swift Limited
Han Hung Yuk is the sole officer, director and controlling person of High Swift Limited.
Han Hung Yuk has no occupation.

Pilot Link International Limited
Li Shiyi and Wei Yang are the sole officers, directors and controlling persons of Pilot Link.
Li Shiyi is the Assistant General Manager of Motel 168 Dalian Branch.
Wei Yang is the Company’s Secretary.

Newise Holdings Limited
Li Jun is the sole officer, director and controlling person of Newise.
Li Jun is a principal of United Best, a company engaged in the investment banking business.

China Investment Management, Inc.
Song Huaying is the sole officer, director and controlling person of China Investment.
Song Huaying is a business man.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of China SLP Filtration Technology, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 28th day of December 2010.

/s/ Jie Li
Name: Jie Li

Bestyield Group Limited

By:	/s/ Jie Li
Name: Jie Li

/s/ Law Wawai
Law Wawai

Proudlead Limited

By:	/s/ Law Wawai
Name: Law Wawai

/s/Yang Wei
Yang Wei

/s/ Li Shiyi
Li Shiyi

Pilot Link International Limited

By:	/s/ Li Shiyi
Name: Li Shiyi

/s/ Han Hung Yuk
Han Hung Yuk

High Swift Limited

By:	/s/ Han Hung Yuk
Name: Han Hung Yuk

/s/Li Jun
Li Jun

Newise Holdings Limited

By:	/s/ Li Jun
Name: Li Jun

/s/ Song Huaying
Song Huaying

China Investment Management, Inc.

By:	/s/ Song Huaying
Name: Song Huaying

Exhibit B

GROUP AGREEMENT

This Group Agreement is made as of December 28, 2010 (this “Agreement”), by and among Bestyield Group Limited, Mr. Jie Li, Proudlead Limited, Mr. Law Wawai, Pilot Link International Limited, Ms. Yang Wei, Mr. Li Shiyi, High Swift Limited, Mr. Han Hung Yuk, Newise Holdings, Mr. Li Jun, China Investment Management, Inc. and Song Huaying (individually, the "Party," and collectively, the “Parties” or the "Group").

WHEREAS, each of the Parties is a stockholder, direct and/or beneficial, of China SLP Filtration Technology, Inc., a Delaware corporation (the "Company"); and

WHEREAS, each of the Parties wishes to enter into this Agreement pertaining to its investments in, and activities related to, the Company and its Securities (as defined below).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

1.   Each Party agrees to (i) coordinate their actions with respect to any discussions with the Company regarding the Company's assets, business, capitalization, financial condition or operations and (ii) generally consult with each other regarding all purchases and sales of securities of Securities held by each of them.  “Securities” shall mean equity securities of the Company, options to purchase or sell equity securities of the Company, and swaps, synthetics and other derivative securities or instruments, the value of which is solely and directly related to equity securities of the Company.

2.   Each Party agrees that any filing with the Securities And Exchange Commission (“SEC”) (including without limitation any filing required by Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended), press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities shall be jointly approved by all the Parties, which approval shall not be unreasonably withheld or delayed.

4.   The relationship of each of the Parties hereto shall be limited to carrying on the activities of the Group in accordance with the terms of this Agreement.  Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such activities as described herein.  Nothing herein shall be construed to authorize any Party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.  Except as otherwise expressly provided herein, nothing herein shall restrict any Party's right to purchase or sell Securities, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

5.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

6.   This Agreement shall be interpreted in accordance with and governed by the laws of the State of New York.  If any provision of this Agreement would be invalid under applicable law, then such provision shall be deemed modified to the extent necessary to render it valid while most nearly preserving its original intent.  In the event of any dispute among the Parties hereto arising out of the provisions of this Agreement or their investment in the Company, the Parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

7.   Any Party hereto may terminate his/its obligations under this Agreement on 24 hours written notice to all other parties.  This Agreement will automatically terminate on the date that is 30 days after the date that no member of the Group owns any Securities.

8.   Each of the Parties hereto agrees that this Agreement shall be filed as an exhibit to a Schedule 13D filed by the Group.  Each of the Parties hereto acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

9.   This Agreement shall be binding upon any affiliated person of any of the Parties hereto who becomes or may be deemed to have become the beneficial owner of any Securities, unless otherwise terminated by such affiliated person.  Except as otherwise set forth in this Agreement, this Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their permitted successors and assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  No party hereto may assign any of its rights or obligations under this Agreement to any person without the prior written consent of the other parties hereto. This Agreement supersedes any prior written agreements among the Parties.

/s/ Jie Li
Name: Jie Li

Bestyield Group Limited

By:	/s/ Jie Li
Name: Jie Li

/s/ Law Wawai
Law Wawai

Proudlead Limited

By:	/s/ Law Wawai
Name: Law Wawai

/s/Yang Wei
Yang Wei

/s/ Li Shiyi
Li Shiyi

Pilot Link International Limited

By:	/s/ Li Shiyi
Name: Li Shiyi

/s/ Han Hung Yuk
Han Hung Yuk

High Swift Limited

By:	/s/ Han Hung Yuk
Name: Han Hung Yuk

/s/Li Jun
Li Jun

Newise Holdings Limited

By:	/s/ Li Jun
Name: Li Jun

/s/ Song Huaying
Song Huaying

China Investment Management, Inc.

By:	/s/ Song Huaying
Name: Song Huaying